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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 3 TO SCHEDULE 13D

Under the Securities and Exchange Act of 1934

   Houston American Energy Corp.

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(Name of Issuer)

 Common Stock, $0.001 par value

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  (Title of Class of Securities)

    441 83U 100

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     (CUSIP Number)

Neil I. Jacobs, Esq.

355 Lexington Avenue, 6th Floor

New York, NY  10017

(212) 233-1480

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     (Name, address and telephone number of Person

      Authorized to Receive Notices and Communications)

 April 11, 2012

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   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

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CUSIP NO. 441 83U 100                                            Page 2 of 6

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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE

   PERSON (entities only)

   Orrie Lee Tawes III

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]

                                                                      (b) [X]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)

   PF

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

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                    7.  SOLE VOTING POWER

                        2,832,831

   NUMBER OF       ----------------------------------------------------------

   SHARES           8.  SHARED VOTING POWER

   BENEFICIALLY         8,091

   OWNED BY EACH   ----------------------------------------------------------

   PERSON WITH      9.  SOLE DISPOSITIVE POWER

                        2,832,831

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                   10.  SHARED DISPOSITIVE POWER

                        8,091

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,840,922 (excluding warrants)

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES                                                        [X]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   9%

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14. TYPE OF REPORTING PERSON

    IN

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CUSIP NO.  441 83U 100                                           Page 3 of 6

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Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, $.001 par value per Share (the "Stock”) of Houston American Energy Corp., a Texas corporation (the "Issuer")and to certain common stock purchase warrants and options of the Issuer (collectively, the “Securities”).  The address of the principal executive offices of the Issuer is 801 Travis, Suite 2020, Houston, Texas 77002.

Item 2.     Identity and Background

       (a) – (c). This statement is filed by an individual, Orrie Lee Tawes III, whose principal place of business is at 100 Wall Street, New York NY 10005. Mr. Tawes is an investment banker with Northeast Securities, Inc. which is located at such address.

       (d)- (f). Mr. Tawes, who is a U.S. citizen, has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     The source of funds used for the purchase of the Issuer's shares of the Stock was the personal funds of Mr. Tawes. The aggregate funds used by Mr. Tawes to make the purchases were approximately $1,169,598.67.

Item 4.     Purpose of Transaction

      Mr. Tawes has acquired the Issuer's Securities for investment purposes, and such purchases have been made in Mr. Tawes’ ordinary course of business. Mr. Tawes has been a director of the Issuer since 2005.

      In pursuing such investment purposes, Mr. Tawes may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, Mr. Tawes routinely monitors the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, his personal liquidity requirements and other investment considerations.  Consistent withhis investment research methods and evaluation criteria, Mr. Tawes may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materiallyaffect, and result in, Mr. Tawes' modifying his ownership of Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 441 83U 100                                           Page 4 of 6

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      Mr. Tawes reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Securities or dispose of all or part of the Securities beneficially owned by him, in the public market or privately negotiated transactions.  Mr. Tawes may at any time reconsider and change his plans or proposals relating to the foregoing.

        Mr. Tawes initially acquired 726,968 shares of the Stock on September 28, 2001, for a purchase price of $282,410.89. On November 22, 2002, Mr. Tawes acquired an additional 875,000 shares of Stock for $175,000. On December 6, 2002, Mr. Tawes acquired an additional 300,000 shares of the Stock for a purchase price of $60,000. On February 18, 2003 Mr. Tawes purchased 750,000 shares of Stock for an aggregate consideration of $225,000. On December 10, 2003, Mr. Tawes converted certain loans to the Issuer, together with accrued interest thereon, totaling $186,013.63 into 465,042 shares of Stock. Mr. Tawes bought 5,000 shares of Stock on January 31, 2005 for $4000, 18,500 shares on February 1, 2005 for $15,649.15 and 27,500 shares on February 3, 2005 for $23,925.  Mr. Tawes bought an additional 60,000 shares on August 15, 2006 for a consideration of $147,000 and 20,000 shares on August 16, 2006 for a consideration of $50,600. From March 23, 2012 through April 11, 2012, Mr. Tawes was forced by his lender to sell an aggregate of 415,179 shares of Stock to meet margin call requirements. This amount represents more than 1% of the Issuer’s outstanding common stock, necessitating the within amendment.

        Mr. Tawes also beneficially owns an additional 8,091 shares of Stock by virtue of his ownership of a 7.8% interest in 100 Wall Energy Partners, L.P., a Delaware limited partnership (“WSE”). Mr. Tawes is a member of the general partner of WSE, 100 Wall Equity Fund GP, LLC, and has served as portfolio manager for WSE since 2009. WSE owns an aggregate of 103,731 shares of Stock, which it acquired in open-market purchases between August 2008 and August 2010 (it acquired a total of 122,376 shares and sold an aggregate of 18,645 shares). WSE paid an aggregate of $729,968 for its purchases of such Stock.

Item 5.    Interest in Securities of the Issuer

(a)         and (b).   Mr. Tawes directly beneficially owns an aggregate of 2,927,588 shares of Stock consisting of (a) 2,832,831 actual shares of Stock owned by him; (b) currently exercisable options owned by him to acquire an aggregate of 86,666 shares of Stock; and (c) 8,091 shares of Stock owned indirectly through WSE. Mr. Tawes may also be deemed to be the beneficial owner of 119,034 shares of Stock owned by his wife Marsha Russell, but Mr. Tawes explicitly disclaims beneficial ownership of all shares of Stock owned by his wife. Mr. Tawes has the sole power to vote and to dispose of all shares of Stock owned by him directly. The dates and amounts of Mr. Tawes’ acquisitions are set forth in the following table:

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CUSIP NO.441 83U 100                                             Page 5 of 6

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Date		Shares Acquired	Price per Share
9/28/2001		726,968	$.39
11/22/2002		875,000	$.20
12/6/2002		300,000	$.20
2/18/2003		750,000	$.30
12/10/2003		465,042	$.40
01/31/2005		5,000	$.80
02/01/2005		18,500	$.8459
02/03/2005		27,500	$.87
8/15/2006		60,000	$2.45
8/16/2006		20,000	$2.53
	TOTAL	3,248,010

All Options are 10 year duration from date of issuance
Date		Amount		Exercise Price
8/12/2005		20,000		$2.00
5/21/2007		10,000		$5.45
6/9/2009		6,666		$2.05
6/15/2010		25,000		$14.08
6/13/2011		25,000		$16.00

       (c) In the 60 days prior to this filing, Mr. Tawes has not acquired any Securities in the open market.

       (d) and (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with

            Respect to Securities of the Issuer

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CUSIP NO. 441 83U 100                                            Page 6 of 6

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       The Reporting Person has no understandings, arrangements, relationships or contracts relating to the Issuer's Securities which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

None.

                                  SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   /s/  Orrie Lee Tawes III

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Dated:  April 19, 2012         Orrie Lee Tawes III